CERTIFICATE of QUALIFIED PERSON

I, Susan C. Bird, M.Sc., P.Eng., do hereby certify that:

1. I am a Sr. Associate Engineer of Moose Mountain Technical Services, residing at 32 Paddon Ave., Victoria, B.C. V8V 2M5.

2. I graduated with a B.Eng. from the Queen's University in 1989.

3. I graduated with a M.Sc. from Queen's University in 1993.

4. I am a member of the Association of Professional Engineers and Geoscientists of B.C. (#25007).

5. I have worked as an engineering geologist for a total of 16 years since my graduation from university.

6. My past experience with porphyry deposits includes exploration, resource/reserve reporting and engineering work on Gibraltar, Kerr-Sulphurets-Mitchell (KSM), Whistler, and Ilovitza among others.

7. I have read the definition of "qualified person" set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a "qualified person".

8. I am responsible for Sections 7 through 12, Section 14 and Section 23 of the report entitled "NI 43-101 Technical Report for the Rosemont Copper Project Updated Feasibility Study, Pima County, Arizona, USA" (Technical Report), with an effective date of 28 August 2012.

9. I am independent of Augusta Resource Corporation, and work as a geological and mining consultant to the mining industry.

10. To the best of my knowledge, information and belief at the effective date, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Date this 28th day of August 2012

Signature of Qualified Person

Susan C. Bird, M.Sc., P.Eng.
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